UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended Dec. 31, 2025 or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from           to

Commission file number:  1-3034

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

New Century Energies, Inc.
Employees’ Savings and Stock Ownership Plan for
Bargaining Unit Employees and Former Non-Bargaining Unit Employees

and

New Century Energies, Inc.
Employee Investment Plan for Bargaining Unit Employees and
Former Non-Bargaining Unit Employees

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

XCEL ENERGY INC.
414 NICOLLET MALL
MINNEAPOLIS, MINNESOTA 55401
(612) 330-5500

New Century Energies, Inc. Employees’ Savings and Stock Ownership Plan for Bargaining Unit Employees and Former Non-Bargaining Unit Employees (BU Savings Plan)
Report of Independent Registered Public Accounting Firm	3
Statements of Net Assets Available for Benefits as of Dec. 31, 2025 and 2024	4
Statement of Changes in Net Assets Available for Benefits for the Year Ended Dec. 31, 2025	5

New Century Energies, Inc. Employee Investment Plan For Bargaining Unit Employees and Former Non-Bargaining Unit Employees (EIP Savings Plan)
Report of Independent Registered Public Accounting Firm	6
Statements of Net Assets Available for Benefits as of Dec. 31, 2025 and 2024	7
Statement of Changes in Net Assets Available for Benefits for the Year Ended Dec. 31, 2025	8

Notes to Financial Statements as of Dec. 31, 2025 and 2024 and for the Year Ended Dec. 31, 2025	9

Supplemental Schedules:
Form 5500, Schedule H, Part IV, Line 4(i) – Schedule of Assets (Held at Year End) – BU Savings Plan	17
Form 5500, Schedule H, Part IV, Line 4(i) – Schedule of Assets (Held at Year End) – EIP Savings Plan	18
Form 5500, Schedule H, Part IV – Line 4(a) – Schedule of Delinquent Participant Contributions for the Year Ended Dec. 31, 2025 - BU Savings Plan	19

Signatures	20

Exhibits
23.1: Consent of Independent Registered Public Accounting Firm

Note: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Plan Participants of
New Century Energies, Inc. Employees’ Savings and
Stock Ownership Plan for Bargaining Unit Employees and
Former Non-Bargaining Unit Employees

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of New Century Energies, Inc. Employees’ Savings and Stock Ownership Plan for Bargaining Unit Employees and Former Non-Bargaining Unit Employees (the "Plan") as of December 31, 2025 and 2024, the related statement of changes in net assets available for benefits for the year ended December 31, 2025, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Schedules

The supplemental schedules listed in the Table of Contents as of the year ended December 31, 2025, have been subjected to audit procedures in conjunction with the audit of the Plan's financial statements. The supplemental schedules are the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ DELOITTE & TOUCHE LLP

Minneapolis, Minnesota
June 25, 2026

We have served as the auditor of the Plan since 2002.

NEW CENTURY ENERGIES, INC.
EMPLOYEES’ SAVINGS AND STOCK OWNERSHIP PLAN FOR
BARGAINING UNIT EMPLOYEES AND FORMER NON-BARGAINING UNIT EMPLOYEES
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	Dec. 31, 2025	Dec. 31, 2024
Assets
Investments at fair value (participant-directed):
General investments	$612,868,126	$521,009,770
Investment in Master Trust	44,641,449	44,706,192
Total investments	657,509,575	565,715,962

Receivables:
Xcel Energy contributions	11,708,168	12,063,735
Participant contributions	11,292	574,108
Notes receivable from participants	7,652,267	7,270,037
Total receivables	19,371,727	19,907,880

Net assets available for benefits	$676,881,302	$585,623,842

The accompanying notes are an integral part of the financial statements

NEW CENTURY ENERGIES, INC.
EMPLOYEES’ SAVINGS AND STOCK OWNERSHIP PLAN FOR
BARGAINING UNIT EMPLOYEES AND FORMER NON-BARGAINING UNIT EMPLOYEES
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended Dec. 31
2025
Contributions:
Xcel Energy	$11,712,285
Employee	24,799,762
Rollover	509,244
Total contributions	37,021,291

Investment income:
Plan interest in income from Master Trust	5,881,407
Interest and dividends	18,345,357
Net change in fair value of:
Interest in mutual funds, self-directed brokerage accounts and collective trusts	80,393,599
Total investment income	104,620,363

Interest on notes receivable from participants	581,297
Benefits paid to participants	(50,447,977)
Administrative expenses	(517,514)

Net increase in net assets available for benefits	91,257,460

Net assets available for benefits at beginning of year	585,623,842
Net assets available for benefits at end of year	676,881,302

The accompanying notes are an integral part of the financial statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Plan Participants of
New Century Energies, Inc. Employee Investment Plan
for Bargaining Unit Employees and
Former Non-Bargaining Unit Employees

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of New Century Energies, Inc. Employee Investment Plan for Bargaining Unit Employees and Former Non-Bargaining Unit Employees (the "Plan") as of December 31, 2025, and 2024, the related statement of changes in net assets available for benefits for the year ended December 31, 2025, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025, and 2024, and the changes in net assets available for benefits for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Schedule

The supplemental schedule listed in the Table of Contents as of the year ended December 31, 2025, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, are presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ DELOITTE & TOUCHE LLP

Minneapolis, Minnesota
June 25, 2026

We have served as the auditor of the Plan since 2002.

NEW CENTURY ENERGIES, INC.
EMPLOYEE INVESTMENT PLAN FOR BARGAINING
UNIT EMPLOYEES AND FORMER NON-BARGAINING UNIT EMPLOYEES
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	Dec. 31, 2025	Dec. 31, 2024
Assets
Investments at fair value (participant-directed):
General investments	$173,918,302	$141,583,226
Investment in Master Trust	26,482,222	27,653,139
Total investments	200,400,524	169,236,365

Receivables:
Xcel Energy contributions	2,737,024	2,564,466
Participant contributions	2,039	260,922
Notes receivable from participants	4,700,647	4,870,783
Total receivables	7,439,710	7,696,171

Net assets available for benefits	$207,840,234	$176,932,536

The accompanying notes are an integral part of the financial statements

NEW CENTURY ENERGIES, INC.
EMPLOYEE INVESTMENT PLAN FOR BARGAINING
UNIT EMPLOYEES AND FORMER NON-BARGAINING UNIT EMPLOYEES
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended Dec. 31
2025
Contributions:
Xcel Energy	$2,737,129
Employee	7,796,478
Rollover	760,639
Total contributions	11,294,246

Investment income:
Plan interest in income from Master Trust	3,592,263
Interest and dividends	2,849,764
Net change in fair value of:
Interest in mutual funds, self-directed brokerage accounts, and collective trusts	23,767,447
Total investment income	30,209,474

Interest on notes receivable from participants	401,814
Benefits paid to participants	(10,783,481)
Administrative expenses	(214,355)

Net increase in net assets available for benefits	30,907,698

Net assets available for benefits at beginning of year	176,932,536
Net assets available for benefits at end of year	$207,840,234

The accompanying notes are an integral part of the financial statements

NEW CENTURY ENERGIES, INC. EMPLOYEES’ SAVINGS AND STOCK OWNERSHIP PLAN FOR
BARGAINING UNIT EMPLOYEES AND FORMER NON-BARGAINING UNIT EMPLOYEES
and
NEW CENTURY ENERGIES, INC. EMPLOYEE INVESTMENT PLAN FOR BARGAINING UNIT
EMPLOYEES AND FORMER NON-BARGAINING UNIT EMPLOYEES

NOTES TO THE FINANCIAL STATEMENTS AS OF DEC. 31, 2025 AND 2024 AND FOR THE YEAR ENDED DEC. 31, 2025

1.    DESCRIPTION OF PLANS

The following includes a brief description of the New Century Energies, Inc. Employees’ Savings and Stock Ownership Plan for Bargaining Unit Employees and Former Non-Bargaining Unit Employees (BU Savings Plan) and the New Century Energies, Inc. Employee Investment Plan for Bargaining Unit Employees and Former Non-Bargaining Unit Employees (EIP Savings Plan), collectively the “Plans.” Participants should refer to their respective Plan Document or Summary Plan Description for more complete information. The notes to the financial statements generally apply to the Plans and specific disclosures are presented to address matters for individual plans, where applicable.

General – The Plans are defined contribution benefit plans which provide eligible employees of Plan sponsor, Xcel Energy Inc., and its participating subsidiaries (Xcel Energy) the opportunity to contribute to a qualified retirement savings plan. Each Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

For the BU Savings Plan and the EIP Savings Plan, Xcel Energy contributes the employer matching contribution in cash. Participant deferrals and employer matching contributions are invested into one or more investment funds as elected by the participants.

Plan and Trust Management – The Plan administrator is Xcel Energy, who has authority to control and manage the operation and administration of the Plans. Plan assets are held by a trustee under a trust agreement as adopted by Xcel Energy. The Plans’ assets invested in Xcel Energy Inc. common stock are held in the Xcel Energy Stock Fund within the Master Trust (see Note 4). The Xcel Energy Stock Fund also holds an immaterial amount of cash equivalents for operational purposes. Individual participant accounts are valued daily based on the current fair value of each asset type. The Vanguard Group is the record keeper and Vanguard Fiduciary Trust Company (VFTC) serves as trustee for the Plans.

Transfer of Plan Assets – Assets are transferred amongst plans when an eligible participant moves from one benefit plan to another plan sponsored by Xcel Energy. In 2025, the Plan did not receive or transfer participant assets.

Eligibility

BU Savings Plan
All regular, full-time employees of Xcel Energy whose collective bargaining agreement allows for participation in the Plan on the first day of the month following date of hire, while a regular, part-time employee (one who works less than 40 hours per week) must complete one year and 1,000 hours of service to become eligible.

EIP Savings Plan
All regular, full-time employees of Xcel Energy whose collective bargaining agreement allows for participation in the Plan as soon as it is administratively feasible following their date of hire.

Employee and Employer Contributions – Each plan allows participants to contribute a portion of their compensation as pre-tax, pre-tax rollovers from other qualified retirement plans and allows for a discretionary employer matching contribution (see Note 3). The BU Savings Plan and the EIP Savings Plan also allow participant after-tax contributions.

Vesting – Employee contributions, matching contributions made by Xcel Energy and earnings in each Plan are immediately vested.

Distributions

BU Savings Plan
Benefits may be distributed after termination of employment, disability, or death (payable to designated beneficiary) in the form of a single lump sum, rollover to an IRA or another employer’s qualified plan.

EIP Savings Plan
Benefits may be distributed after termination of employment, disability, or death (payable to designated beneficiary) in the form of installments, a single lump sum or a rollover to an IRA or another employer’s qualified plan.

For each of the Plans, if the total amount of the participant’s vested account balance exceeds $1,000 at a distributive event, the participant may defer distribution until age 72, unless the participant consents in writing to commence distributions at an earlier date. If the total amount is less than $1,000, the Plan Administrator will schedule a payment date and the amount will be distributed as soon as it is administratively possible. All vested account balances remaining in the Plans after the participant decides to terminate employment with Xcel Energy for any reason will be invested in the funds of the participant’s choice. The participant will continue to receive their share of investment earnings and dividend distributions until the account is completely distributed.

Participant Accounts – Both Plans maintain individual accounts for each participant. Each participant’s account is credited with the participant’s contributions, Company matching contributions, and Plan earnings as applicable. Participant accounts are also charged with withdrawals, an allocation of Plan losses as applicable, and administrative expenses not paid by Xcel Energy. Allocations are based on participant earnings or account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Forfeited Amounts – There was no forfeiture activity for the year ended Dec. 31, 2025.

Plan Termination – While Xcel Energy expects to continue the Plans, it reserves the right at its sole and absolute discretion to amend, modify, change or terminate the Plans for whatever reason it deems appropriate, subject to collective bargaining obligations. If Xcel Energy were to terminate the Plans, assets would be distributed in accordance with ERISA guidelines.

Administrative Expenses – Xcel Energy pays certain administrative expenses of the Plans. Certain investment advisory, trustee and recordkeeping fees are paid by the Plans or by the participant, as applicable. The Self-Directed Brokerage Option annual account maintenance fee and plan recordkeeping fees are paid by the participant. Loan set-up fees are paid by Xcel Energy under the BU Savings Plan. Loan set-up fees and annual maintenance fees are paid by the participant under the EIP Savings Plan.

Xcel Energy Inc. Common Stock Dividends

BU Savings Plan
Dividends paid on shares held in Xcel Energy Inc. common stock within the Master Trust are paid quarterly to Plan participants in cash as a taxable distribution.

EIP Savings Plan
Dividends paid on shares held in Xcel Energy Inc. common stock within the Master Trust are automatically reinvested in Xcel Energy Inc. common stock unless the participant elects to receive them as a taxable cash distribution.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The accompanying financial statements of the Plans have been prepared under the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates – The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties – The Plans provide for investment in a variety of investment funds. Investments, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Market risks include global events which could impact the value of investment securities, such as a pandemic or international conflict. Due to the level of risk associated with certain investments, it is reasonably possible that changes in investment values will occur in the near term and such changes could materially affect participants’ account balances and amounts reported in the financial statements.

Fair Value Measurements — The Plans present money market funds and mutual funds, the Xcel Energy Stock Fund held within the Master Trust, common collective trusts and self-directed brokerage accounts investments at fair value in its financial statements.

The fair values of money market funds are based on quoted net asset value (NAV), calculated as $1 per share, and are included in the Fair Value hierarchy as Level 1 investments (see Note 6). The fair values of mutual funds and Xcel Energy Inc. common stock are based on quoted market prices and reported as Level 1 investments.

The self-directed brokerage option allows participants to self-direct investments in a wider variety of equity securities, mutual funds, debt securities, preferred stock and exchange-traded funds. Within self-directed brokerage accounts, the fair value of mutual funds, equity securities and exchange-traded funds are based on quoted market prices and are assigned as Level 1 investments, while the fair values of debt securities are based on market interest rate curves and recent trades of similarly rated securities and are assigned as Level 2 investments.

Common collective trusts include investments in retirement target date trusts, which have been assigned as Level 2 investments, are valued at the underlying investments’ NAV at the close of the day.

Notes Receivable from Participants – Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as deemed distributions based on Plan document terms.

Investments – The Plans’ net asset investments include money market funds, various mutual funds, collective trusts, a portion of the Master Trust, and self-directed brokerage accounts. Each participant elects the percentage of his or her account balance to be invested in each investment option. Investment income (loss) includes interest and dividends. Realized gains and losses on the sale of investments and unrealized gains or losses in the fair value of investments are shown as net appreciation (depreciation) in the fair value of investments. Total investment income (loss) is allocated to each fund based on the number of units in each fund. Security transactions are recognized on the trade date (the date the order to buy or sell is executed).

Income Recognition – The difference between fair value and cost of investments, including realized and unrealized gains and losses, is reflected in the Statements of Changes in Net Assets Available for Benefits. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date.

Payment of Benefits – Benefit payments are recorded when paid.

3.    PLAN FUNDING

Employee Contributions

BU Savings Plan
Participants may elect to make 401(k) pre-tax deferrals, Roth 401(k) after-tax deferrals, or after-tax deferrals, or a combination of the above not to exceed 20% of their pay. After-tax deferrals may not exceed 8%. The IRS limit for contributions is $23,500 in 2025. Participants who are age 50 or older during the Plan year may make additional (catch-up) contributions up to $7,500 in 2025. The Plan is required to make corrective distributions when IRS limits are exceeded due to excess deferrals, excess contributions and excess annual additions, which are returned to participants during the subsequent Plan year.

EIP Savings Plan
Participants may elect to make either regular 401(k) pre-tax deferrals, Roth 401(k) after-tax deferrals or a combination of both not to exceed 30% of their base pay or $23,500 in 2025. Participants who are age 50 or older during the Plan year, may make additional catch-up contributions (pre-tax and/or Roth 401(k) after-tax) up to $7,500 in 2025. The Plan is required to make corrective distributions when IRS limits are exceeded due to excess deferrals, excess contributions and excess annual additions, which are returned to participants during the subsequent Plan year.

The EIP Savings Plan has an automatic enrollment program for newly hired/rehired full-time employees in regular status. Eligible employees who do not make an affirmative election or do not waive Plan participation within 30 days from date of hire/rehire are automatically enrolled at an initial percentage of base pay (4% pre-tax in 2025), contribution rates are automatically increased each year by 1% (capped at 10%), and their accounts are automatically invested in an age-appropriate target-date fund. Employees who are automatically enrolled can opt out of the default options and make their own independent choices at any time.

Employer Contributions

BU Savings Plan
Xcel Energy provides a matching contribution equal to 100% of the first 3%, and 50% of the next 4% of a participant’s pre-tax contributions during the Plan year. All Plan participants are eligible for the matching contribution, regardless of their employment status at year-end. Employer contributions may be made at any time during the Plan year or after its close, but not later than 60 days after the close of the Plan year. 2025 employer contributions were paid in February 2026. The contribution is based on each participant’s annual contribution and eligible compensation as defined in the Plan Document.

EIP Savings Plan
Xcel Energy provides a matching contribution equal to 50% of the first 8% of base pay contributed by the employee on a pre-tax and/or Roth 401(k) after-tax basis during the Plan year. All employees participating in the Plan are eligible for a matching contribution, regardless of their employment status at year-end. Matching contributions are allocated after the close of the Plan year, typically during the first quarter. 2025 employer contributions were paid in February 2026. The contribution is based on each employee’s annual contribution and eligible compensation as defined in the Plan Document.

Investment of Employee and Employer Contributions – Participants may invest their contributions among various investment funds offered by the Plans. Any dividends and interest earned on their investments will be reinvested in each of those same investments automatically. For the 2025 Plan year, Xcel Energy matching contributions made to the BU Savings Plan and the EIP Savings Plan were paid in cash and invested in accordance with the participant’s investment election.

4.    INTEREST IN MASTER TRUST

The Master Trust is an investment vehicle consisting of Xcel Energy Inc. common stock and a small amount of cash to ensure daily liquidity. The Master Trust pools the stock investment from all four Xcel Energy Inc. sponsored 401(k) plans to reduce administrative and investment expenses. The value of each Plan’s interest in the Master Trust is based on the beginning of the year value of the interest in the Master Trust, plus actual contributions, transfers and allocated investment income or loss, less actual distributions and allocated administrative expenses. Investment income or loss and administrative expenses related to the Master Trust are allocated to the individual plans based upon the daily valuation of the balances invested by each plan.

The net change in value from participation in the Master Trust is reported as one line item in the accompanying Statements of Changes in Net Assets Available for Benefits and each Plan’s interest in the Master Trust is reported as a single line item in the accompanying Statements of Net Assets Available for Benefits.

A summary of the Plans’ interest in Master Trust as of Dec. 31, 2025 and 2024 are summarized below:

	Dec. 31, 2025
	BU Savings Plan	EIP Savings Plan
Interest in Master Trust (in approximate shares)	599,778	355,800
Interest in Master Trust (in percentage)	16.1%	9.5%

	Dec. 31, 2024
	BU Savings Plan	EIP Savings Plan
Interest in Master Trust (in approximate shares)	662,118	409,555
Interest in Master Trust (in percentage)	16.1%	9.9%

A summary of the Plans’ interest in Master Trust income for the year ended Dec. 31, 2025 is below:

	For the year ended Dec. 31, 2025
	BU Savings Plan	EIP Savings Plan
Interest in income from Master Trust (in percentage)	16.1%	9.8%

The Plans have an undivided interest in each security in the Master Trust.

A summary of the net assets of the Master Trust and the Plans’ interest in Master Trust as of Dec. 31, 2025 and 2024 are summarized below:

	Dec. 31, 2025
	Master Trust Balances	BU Savings Plan Interest in Master Trust Balances	EIP Savings Plan Interest in Master Trust Balances
Total net assets of Xcel Stock Fund at fair value	$277,642,481	$44,641,449	$26,482,222

	Dec. 31, 2024
	Master Trust Balances	BU Savings Plan Interest in Master Trust Balances	EIP Savings Plan Interest in Master Trust Balances
Total net assets of Xcel Stock Fund at fair value	$278,281,843	$44,706,192	$27,653,139

Master Trust and Plans’ interest in Master Trust income for the year ended Dec. 31, 2025 are as follows:

	Dec. 31, 2025
	Master Trust Balances	BU Savings Plan Interest in Master Trust Balances	EIP Savings Plan Interest in Master Trust Balances
Total interest, dividend and other income	$11,114,085	$1,788,116	$1,081,833
Realized and unrealized gain in Xcel Energy Stock Fund	25,406,563	4,093,291	2,510,430
Total net income	$36,520,648	$5,881,407	$3,592,263

5.    FEDERAL INCOME TAX STATUS

The IRS has determined and informed Xcel Energy by letters dated March 24, 2017 and March 13, 2017, respectively, that the BU Savings Plan and the EIP Savings Plan meet the requirements of Section 401(a) of the Internal Revenue Code (IRC) of 1986, as amended. Xcel Energy believes that the Plans are currently designed and are being operated in compliance with applicable requirements of the IRC and that the Plans continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plans’ financial statements.

6.    FAIR VALUE MEASUREMENTS

The accounting guidance for fair value measurements and disclosures provides a single definition of fair value and requires certain disclosures about assets and liabilities measured at fair value. A hierarchical framework for disclosing the observability of the inputs utilized in measuring assets and liabilities at fair value was established by this guidance. The three levels in the hierarchy are as follows:
Level 1 – Quoted prices are available in active markets for identical assets as of the reporting date. The types of assets included in Level 1 are highly liquid and actively traded instruments with quoted prices, such as listed mutual funds and money market funds.

Level 2 – Pricing inputs are other than quoted prices in active markets, but are either directly or indirectly observable as of the reporting date. The types of assets included in Level 2 are typically either comparable to actively traded securities or contracts, or priced with models using highly observable inputs, as is the case with preferred stock. The collective trusts are not actively traded on an exchange.

Level 3 – Significant inputs to pricing have little or no observability as of the reporting date. The types of assets included in Level 3 are those with inputs requiring significant management judgment or estimation.

Transfers between Levels — For the year ended December 31, 2025 there was no transfers between levels.

The following tables present, for each of these hierarchy levels, the Plans’ assets measured at fair value on a recurring basis:

BU Savings Plan	Dec. 31, 2025
	Level 1	Level 2	Level 3	Total

Mutual Funds	$227,720,962	$—	$—	$227,720,962
Collective Trusts	—	347,598,581	—	347,598,581
Self-Directed Brokerage Accounts	11,145,515	—	—	11,145,515
Money Market Funds	26,403,068	—	—	26,403,068
Plan Interest in Master Trust:
Xcel Energy Stock Fund	44,641,449	—	—	44,641,449
Total	$309,910,994	$347,598,581	$—	$657,509,575

	Dec. 31, 2024
	Level 1	Level 2	Level 3	Total

Mutual Funds	$207,122,191	$—	$—	$207,122,191
Collective Trusts	—	283,109,918	—	283,109,918
Self-Directed Brokerage Accounts	8,788,895	—	—	8,788,895
Money Market Funds	21,988,766	—	—	21,988,766
Plan Interest in Master Trust:
Xcel Energy Stock Fund	44,706,192	—	—	44,706,192
Total	$282,606,044	$283,109,918	$—	$565,715,962

EIP Savings Plan	Dec. 31, 2025
	Level 1	Level 2	Level 3	Total

Mutual Funds	$52,693,152	$—	$—	$52,693,152
Collective Trusts	—	113,717,099	—	113,717,099
Self-Directed Brokerage Accounts	3,507,901	—	—	3,507,901
Money Market Funds	4,000,150	—	—	4,000,150
Plan Interest in Master Trust:
Xcel Energy Stock Fund	26,482,222	—	—	26,482,222
Total	$86,683,425	$113,717,099	$—	$200,400,524

	Dec. 31, 2024
	Level 1	Level 2	Level 3	Total

Mutual Funds	$47,674,137	$—	$—	$47,674,137
Collective Trusts	—	85,700,801	—	85,700,801
Self-Directed Brokerage Accounts	3,966,781	—	—	3,966,781
Money Market Funds	4,241,507	—	—	4,241,507
Plan Interest in Master Trust:
Xcel Energy Stock Fund	27,653,139	—	—	27,653,139
Total	$83,535,564	$85,700,801	$—	$169,236,365

7.    NOTES RECEIVABLE FROM PARTICIPANTS

The Plans allow participants to borrow against funds held in their account in any amount greater than $1,000 but less than 50% of the participant’s vested account balance. In no event can a participant borrow more than $50,000 less the participant’s highest outstanding loan balance during the preceding 12 months. Only one outstanding loan is permitted at any time and may not exceed a period of 5 years for a general-purpose loan or 15 years for a principal residence loan. The loan shall bear a rate of interest equal to the prime rate in effect on the first business day of the month the loan request is approved plus 1%, and stays in effect until the loan is repaid. Repayment of the loan plus interest is made through automatic payroll deductions and is credited to each participant’s account as paid. If a participant retires or terminates employment for any reason, the outstanding loan balance must be repaid within 90 days from the date of termination, unless the participant elects to continue making monthly installment payments established by the Plan Administrator.
A summary of the Plans’ notes receivable as of Dec. 31, 2025 and 2024 is below:
BU Savings Plan

	Dec. 31, 2025			Dec. 31, 2024
Interest rates on outstanding loans	4.25%	-	9.50%	4.25%	-	9.50%
Maturity range	2026	-	2040	2025	-	2039

EIP Savings Plan

	Dec. 31, 2025			Dec. 31, 2024
Interest rates on outstanding loans	4.25%	-	9.50%	4.25%	-	9.50%
Maturity range	2026	-	2040	2025	-	2038

8.    EXEMPT PARTY-IN-INTEREST TRANSACTIONS
The Plans’ investments include shares of Xcel Energy Inc. common stock. For the BU Savings Plan, on the Statements of Net Assets Available for Benefits, the value of interest in Master Trust included dividends declared and payable to the Plan of $341,873 at Dec. 31, 2025. For the EIP Savings Plan, on the Statements of Net Assets Available for Benefits, the value of interest in Master Trust included dividends declared and payable to the Plan of $202,806 at Dec. 31, 2025. There were no dividends payable to either plan as of Dec. 31, 2024.

The Plans also invest in shares of mutual funds and collective trusts managed by an affiliate of VFTC. VFTC acts as trustee for all Plan investments. Transactions in such investments qualify as party-in-interest transactions that are exempt from the prohibited transaction rules. The BU Savings Plan incurred fees for investment management and recordkeeping services of $517,514 for the year ended Dec. 31, 2025. The EIP Savings Plan incurred fees for investment management and recordkeeping services of $214,355 for the year ended Dec. 31, 2025.

9.    RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of Net Assets Available for Benefits and Net Decrease in Net Assets Available for Benefits per the financial statements to net assets and net income per the Form 5500 as of Dec. 31, 2025 and 2024, and for the year ended Dec. 31, 2025, as applicable:

BU Savings Plan:

	2025	2024
Net assets available for benefit per the financial statements	$676,881,302	$585,623,842
Deemed distributions of participant loans	(158,002)	(128,947)
Net assets available for benefit per the Form 5500	$676,723,300	$585,494,895

2025
Increase in net assets available for benefit per the financial statements	$91,257,460
Deemed distributions activity	(29,055)
Net income per the 5500	$91,228,405

EIP Savings Plan:

	2025	2024
Net assets available for benefit per the financial statements	$207,840,234	$176,932,536
Deemed distributions of participant loans	(35,542)	(90,009)
Net assets available for benefit per the Form 5500	$207,804,692	$176,842,527

2025
Increase in net assets available for benefit per the financial statements	$30,907,698
Deemed distribution activity	54,467
Net income per the 5500	$30,962,165

NEW CENTURY ENERGIES, INC. EMPLOYEES’ SAVINGS AND STOCK OWNERSHIP PLAN FOR BARGAINING UNIT EMPLOYEES AND FORMER NON-BARGAINING UNIT EMPLOYEES	Schedule 1
Schedule of Assets (Held at Year End)
As of Dec. 31, 2025

New Century Energies, Inc. Employee’s Saving and Stock Ownership Plan for Bargaining Unit Employees and Former Non-Bargaining Unit Employees, EIN 41-0448030, Plan 005
Attachment to Form 5500, Schedule H, Part IV, Line 4(i)

	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value	Cost	Current Value
*	Vanguard	Vanguard Institutional 500 Index Trust	**	$113,823,373
*	Vanguard	Vanguard PRIMECAP Fund Admiral Shares	**	100,988,756
*	Vanguard	Vanguard Developed Market Index Institutional Plus	**	50,660,870
*	Vanguard	Vanguard Mid-Cap Index Fund Institutional Plus Shares	**	40,691,529
*	Vanguard	Vanguard Institutional Total Bond Market Index Trust	**	35,152,755
*	Vanguard	Vanguard Target Retirement 2045 Trust Plus	**	29,610,485
*	Vanguard	Vanguard Federal Money Market	**	26,403,068
*	Vanguard	Vanguard Target Retirement 2050 Trust Plus	**	25,192,092
*	Vanguard	Vanguard Target Retirement 2040 Trust Plus	**	23,108,190
*	Vanguard	Vanguard Target Retirement 2035 Trust Plus	**	21,630,458
*	Vanguard	Vanguard Target Retirement 2030 Trust Plus	**	18,287,438
*	Vanguard	Vanguard Target Retirement 2055 Trust Plus	**	18,165,037
*	Vanguard	Vanguard Emerging Markets Stock Index Fund Institutional Shares	**	17,983,240
*	Vanguard	Vanguard Small Cap Index Fund Institutional Plus Shares	**	17,396,567
*	Vanguard	Vanguard Target Retirement 2025 Trust Plus	**	15,367,514
	BlackRock	BlackRock Total Return Bond Fund; Class M	**	11,815,799
*	Vanguard	Vanguard Target Retirement Income Trust Plus	**	11,742,749
*	Vanguard	Vanguard Target Retirement 2020 Trust Plus	**	11,389,156
***		Self-Directed Brokerage Fund	**	11,145,515
*	Vanguard	Vanguard Target Retirement 2060 Trust Plus	**	5,501,293
*	Vanguard	Vanguard Target Retirement 2065 Trust Plus	**	3,285,497
*	Vanguard	Vanguard Extended Market Index Trust	**	2,986,266
*	Vanguard	Vanguard Target Retirement 2070 Trust Plus	**	406,018
*	Vanguard	Vanguard Target Retirement Income and Growth Trust Plus	**	134,461
*		Notes Receivable from Participants, net of deemed distributions of $158,002 — Interest rates between 4.25% - 9.50% with maturities ranging from 2026 through 2040.	**	7,494,265
		Total Investments		$620,362,391

*		Party in Interest
**		Historical cost is not required for participant-directed funds.
***		$993,725 is invested in Vanguard managed securities.

See accompanying report of the Independent Registered Public Accounting Firm

NEW CENTURY ENERGIES, INC. EMPLOYEE INVESTMENT PLAN FOR BARGAINING UNIT EMPLOYEES AND FORMER NON-BARGAINING UNIT EMPLOYEES	Schedule 1
Schedule of Assets (Held at Year End)
As of Dec. 31, 2025

New Century Energies, Inc. Employee Investment Plan for Bargaining Unit Employees and Former Non-Bargaining Unit Employees, EIN 41-0448030, Plan 006
Attachment to Form 5500, Schedule H, Part IV, Line 4(i)

	Identity of Issue, Borrower,Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest,Collateral, and Par or Maturity Value	Cost	Current Value
*	Vanguard	Vanguard Institutional 500 Index Trust	**	$33,769,488
*	Vanguard	Vanguard Developed Markets Index Fund Institutional Plus Shares	**	16,676,691
*	Vanguard	Vanguard Mid-Cap Index Fund: Institutional Plus Shares	**	13,671,517
*	Vanguard	Vanguard Institutional Total Bond Market Index Trust	**	12,492,432
*	Vanguard	Vanguard PRIMECAP Fund Admiral Shares	**	11,882,076
*	Vanguard	Vanguard Target Retirement 2050 Trust Plus	**	9,835,891
*	Vanguard	Vanguard Target Retirement 2055 Trust Plus	**	8,577,337
*	Vanguard	Vanguard Target Retirement 2045 Trust Plus	**	8,176,151
*	Vanguard	Vanguard Target Retirement 2030 Trust Plus	**	7,946,507
*	Vanguard	Vanguard Target Retirement 2040 Trust Plus	**	6,256,782
*	Vanguard	Vanguard Emerging Markets Stock Index Fund: Institutional Shares	**	5,976,664
*	Vanguard	Vanguard Target Retirement 2035 Trust Plus	**	5,804,418
*	Vanguard	Vanguard Target Retirement 2060 Trust Plus	**	5,010,914
	BlackRock	BlackRock Total Return Bond Fund; Class M	**	4,833,864
*	Vanguard	Vanguard Small-Cap Index Fund: Institutional Plus Shares	**	4,486,204
*	Vanguard	Vanguard Federal Money Market Fund	**	4,000,150
*	Vanguard	Vanguard Target Retirement 2025 Trust Plus	**	3,534,152
***		Self-Directed Brokerage Fund	**	3,507,901
*	Vanguard	Vanguard Target Retirement 2020 Trust Plus	**	2,186,627
*	Vanguard	Vanguard Target Retirement Income Trust Plus	**	1,844,361
*	Vanguard	Vanguard Target Retirement 2065 Trust Plus	**	1,807,112
*	Vanguard	Vanguard Institutional Extended Market Index Trust	**	1,311,141
*	Vanguard	Vanguard Target Retirement 2070 Trust Plus	**	329,922
*		Notes Receivable from Participants, net of deemed distributions of $35,542 — Interest rates between 4.25% - 9.50% with maturities ranging from 2025 through 2038	**	4,665,105
		Total Investments		$178,583,407

*		Party in Interest
**		Historical cost is not required for participant-directed funds.
***		$60,994 is invested in Vanguard managed securities.

See accompanying report of the Independent Registered Public Accounting Firm

NEW CENTURY ENERGIES, INC. EMPLOYEES’ SAVINGS AND STOCK OWNERSHIP PLAN FOR BARGAINING UNIT EMPLOYEES AND FORMER NON-BARGAINING UNIT EMPLOYEES	Schedule 2
Schedule of Delinquent Participant Contributions
For the Year Ended Dec. 31, 2025

New Century Energies, Inc. Employee’s Saving and Stock Ownership Plan for Bargaining Unit Employees and Former Non-Bargaining Unit Employees, EIN 41-0448030, Plan 005
Attachment to Form 5500, Schedule H, Part IV, Line 4(a)

	Nonexempt Prohibited Transactions			Corrected Under VFCP and PTE** 2002-51
	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP*
Check here if late participant loan contributions are included: X

2024 delinquent participant contributions (a)	$—	$2,747,443	$—	$—

See accompanying report of the Independent Registered Public Accounting Firm
* Voluntary Fiduciary Correction Program (VFCP)
** Prohibited Transaction Exemption (PTE)
(a)Lost earnings associated with the late contributions were remitted on July 3, 2024.

XCEL ENERGY INC.
SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Xcel Energy Inc. has duly caused this annual report on Form 11-K to be signed on its behalf by the undersigned, thereunto duly authorized on June 25, 2026.

NEW CENTURY ENERGIES, INC. EMPLOYEES’ SAVINGS AND
STOCK OWNERSHIP PLAN FOR BARGAINING UNIT EMPLOYEES
AND FORMER NON-BARGAINING UNIT EMPLOYEES

NEW CENTURY ENERGIES, INC. EMPLOYEE INVESTMENT
PLAN FOR BARGAINING UNIT EMPLOYEES AND FORMER
NON-BARGAINING UNIT EMPLOYEES

By	/s/ Brian J. Van Abel
Executive Vice President, Chief Financial Officer
Member, Pension Trust Administration Committee